UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 27, 2024, Creative Global Technology Holdings Limited, a Cayman Islands exempted company (the “Company”), closed its initial public offering (the “Offering”) of ordinary shares, par value $0.001 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-273329), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on November 18, 2024. A final prospectus relating to this Offering was filed with the Commission on November 26, 2024. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with Benjamin Securities, Inc., as the representative of the underwriters named therein (the “Underwriters”), the Company sold a total of 1,437,500 Shares, including the additional 187,500 Shares underlying the over-allotment options, which was fully exercised by the Underwriters on November 26, 2024, at an offering price of $4.00 per share for gross proceeds of $5,750,000. The net proceeds to the Company from the Offering, after deducting discounts, expense allowance, and expenses, were approximately $3.50 million. Following the closing of the Offering, the Company has a total of 21,437,500 ordinary shares issued and outstanding.

In connection with the IPO, the Company issued a press release on November 25, 2024 (Eastern Time) announcing the pricing of the Offering and a press release on November 27, 2024 (Eastern Time) announcing the closing of the Offering, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2024	Creative Global Technology Holdings Limited

	By:	/s/ Shangzhao (Cizar) Hong
Shangzhao (Cizar) Hong
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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